SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of April, 2021

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY

(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. – ELETROBRAS

BYLAWS OF BOARD OF DIRECTORS

The Board of Directors of Centrais Elétricas Brasileiras S.A. - Eletrobras, exercising the powers conferred upon it under the Articles of Incorporation, decides to approve the following Bylaws:

Chapter I

Object

1.1	These Bylaws (“Bylaws”) govern the operation of the Board of Directors (“CA” or “Board”) of Centrais Elétricas Brasileiras S.A. – Eletrobras (“Company” or “Eletrobras”) and its Advisory Committees (“Committees”), as well as the relationship between the Board and the other corporate bodies, in compliance with the provisions of the Eletrobras’ Articles of Incorporation (“Articles of Incorporation”) and the applicable laws.

1.2	The procedural rules provided for in these Bylaws are intended to establish a professional management structure that allows swiftness, autonomy, security, transparency, efficiency, and effectiveness to the Board’s resolutions.

Chapter II

Mission

2.1	The Board of Directors’ mission is to ensure the furtherance of the Company’s corporate object and purposes, in view of the collective interest provided for under the law that authorized its establishment, in addition to protecting and valuing its assets, setting forth business guidelines, ensuring sustainable development, and safeguarding the interests of its shareholders, and other stakeholders.

Chapter III

Composition and Investiture Requirements

3.1	The Board of Directors consists of eleven (11) members (“Directors”), all of them elected and subject to ouster by a Shareholders’ Meeting, as established under the Articles of Incorporation, with preclusion of any alternate members.

3.2	The CA’s composition shall abide by the requirement of participation of at least thirty percent (30%) of independent members, as provided for under the law. The company’s website will report the Directors who fulfill the independence requirements.
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These Bylaws were approved on March 25, 2021 by Eletrobras’ Board of Directors at its 889th meeting, by means of Resolution no. 043/2021, and supersedes the Bylaws approved at the 809th meeting, held on June 29, 2018.

3.3	The Board of Directors shall elect its Chairman and substitute at the first meeting after the election of its members, provided that the Chairman will be one of the members appointed by MME – State Minister of Mines and Energy, and may not occupy the positions of Chief Executive Officer of the Company and CA’s Chairman.

3.4	It is a necessary condition to exercise the position of Director that all requirements under the Articles of Incorporation and applicable laws be met.

3.5	The following documents must be produced for investiture in office as Board member:

a)	copy of Identity Card;
b)	certified copy of CPF (Individual Taxpayers’ ID), issued by the Brazilian Ministry of Finance;
c)	duly signed professional resume;
d)	completed and signed authorization form for access to DIRPF – Annual Individual Income Tax Adjustment Statements, and any amendments submitted to RFB – the Brazilian Federal Revenue Service, according to the template provided by the Federal Accounting Court; and
e)	copy of proof of residence.

3.6	The investiture in the position of Director shall occur upon execution of the oath of office drawn up in the Board’s minutes book, accompanied by the filing and production of the following signed documents:

a)	list with the positions held in the Board of Directors, Fiscal Board, committees, and executive bodies of other companies or entities, provided that such list will be updated and resubmitted annually to the Company, within six (6) months after the end of the accounting year;
b)	communication of direct or indirect ownership of the securities of Eletrobras and its subsidiaries;
c)	affidavit of no impediment to hold the position in question, made under the penalties of the law, in the form of a specific instrument, to be filed at the Company’s principal place of business;
d)	Instrument of Adhesion to the Company’s Manual of Disclosure and Use of Information, and to its Securities Trading Policy;
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These Bylaws were approved on March 25, 2021 by Eletrobras’ Board of Directors at its 889th meeting, by means of Resolution no. 043/2021, and supersedes the Bylaws approved at the 809th meeting, held on June 29, 2018.

e)	The statement of consent referred to in B3 Corporate Governance Level 1 Listing Rules; and
f)	Statement of Consent to the Eletrobras Companies’ Code of Ethical Conduct and Integrity.

Chapter IV

Term of Office and Vacancy

4.1	The Directors will have a unified term of office of two (02) years, with a maximum of three (03) consecutive reinstatements, provided that the legal requirements are met.

4.2	The compensated participation of CA’s members in more than two collective boards of directors of Eletrobras’ subsidiaries and its other public or private, direct or indirect investees, will not be allowed.

4.3	A Director’s compensation for serving a term of office will fulfill the provisions under the applicable laws, as well as the requirements made under the Shareholders’ Meeting.

4.4	A Director’s position vacancy will occur by resignation, ouster, incapacity, loss of office, proven impediment, death, or even by other events provided for under the law.

4.5	A Director’s resignation will be performed in writing, and forwarded to the Board’s Chairman, with a copy to the Governance Office, which will arrange its proper filing, registration, and issuance.

4.6	In the event of a Director’s position vacancy, a substitute will be appointed by the remaining Directors, and will serve until the first Shareholders’ Meeting thereafter, under the terms of Article 150 of Law 6404/76.

4.7	In the event of vacancy of a Board’s Chairman position, the new CA’s Chairman and any substitute will be elected at the first meeting of the Board of Directors thereafter, and the position’s duties will be exercised until the end of the unified term of office.

4.8	Any director who fails to attend two consecutive meetings or three interspersed meetings in the last twelve (12) months, without justified reason, will lose his office, given that the said justification is expected to be forwarded to the Board’s Chairman.

Chapter V

Assignments

5.1	Without prejudice to the powers set forth in the Articles of Incorporation and applicable laws, the Board of Directors will be in charge of establishing the general business guidelines, as well as deciding on matters of a strategic nature and of relevant impact for the Company. It will also be responsible for:
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These Bylaws were approved on March 25, 2021 by Eletrobras’ Board of Directors at its 889th meeting, by means of Resolution no. 043/2021, and supersedes the Bylaws approved at the 809th meeting, held on June 29, 2018.

a)	the furtherance and abidance by the Company’s corporate purpose;
b)	ensuring that its strategic guidelines are actually accomplished by Eletrobras’ Executive Board (“DEE”), without, however, interfering with operating issues and business management;
c)	preventing and handling situations of conflict of interest or divergence of opinion, so that the Company’s interest always prevails;
d)	setting up Committees, with the specific duties of analyzing and advising on certain issues, approving the respective bylaws, and appointing their members;
e)	discussing, approving, and following up decisions that involve good corporate governance practices, relationship with stakeholders, people management policy, as well as the code of conduct for the relevant players;
f)	approving the risk management policy, and following up its implementation;
g)	determining the engagement of specialists and experts to improve evidence on business subject to its resolution;
h)	formally assessing the company’s performance results, those of the Board itself, DEE and, individually, of the members of each of such bodies, the Board’s Governance Secretary (“Governance Secretary”), and the Board’s Advisors, under the terms of these Bylaws and of the law, and, where appropriate, it may rely on the methodological and procedural aid of the eligibility committee created by the Articles of Incorporation;
i)	approving the strategic plan, the respective multiannual plans, and annual expenditure and investment programs, following up their implementation;
j)	approving the criteria and indicators for performance assessment of the Committees provided for in these Bylaws;
k)	approving and keeping an updated version of the non-binding succession plan for members of the Board of Directors and those of the Executive Board, giving priority to Eletrobras’ CEO, in order to ensure the continuity of the Company’s management, and mitigate the risks of a non-planned succession by its main leaders, in such a way to further the Company’s performance and preserve its value; and
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These Bylaws were approved on March 25, 2021 by Eletrobras’ Board of Directors at its 889th meeting, by means of Resolution no. 043/2021, and supersedes the Bylaws approved at the 809th meeting, held on June 29, 2018.

l)	approving the appointment of Governance Secretary and alternate, as well as that of the Board’s Advisors, and holders of the Internal Audit and Ombudsman’s Office.

5.2	The CA’s legal assignments are non-delegable, and may only be exercised by its collective body.

Chapter VI

Preclusions and Duties

6.1	Without prejudice to other preclusions set forth in the Articles of Incorporation and applicable laws, the Directors are not allowed:

a)	to directly or indirectly receive any personal advantage because of serving in their positions that is not provided in law or authorized by the Shareholders’ Meeting;
b)	to perform acts of free will at the Company’s expense;
c)	to use, for their own benefit or for the benefit of others, with or without prejudice to the Company, the commercial and investment opportunities known while performing their duties;
d)	to refrain from exercising or safeguarding the Company’s rights or, in order to obtain advantages for themselves or others, fail to take advantage of business opportunities in the interest of the Company;
e)	to directly or indirectly participate in the management of companies competing with the Company or its subsidiaries;
f)	to borrow funds or assets of the Company, or use, for their own benefit, a company in which they hold any interest, or that from third party, along with its assets, services, or credit; and
g)	to deliberate on issues that conflict with its interests or concerning third party under its sway, pursuant to Article 156 of Law 6404 of 1976.

6.2	It is a duty of all Directors, in addition to those provided in Law, under applicable regulations, and the Articles of Incorporation:

a)	to attend CA’s meetings previously prepared to discuss and resolve on the agenda business, having reviewed the documents supplied, and actively and diligently participating in such discussions;
b)	pursuant to the applicable laws, to keep confidential any of the Company’s information to which they have access because of performing their duties, as well as require the same confidential treatment from professionals providing advisory services, and using such information only for performing the Director’s duties, under the penalty of liability for the deed that contributes to improper disclosure;
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These Bylaws were approved on March 25, 2021 by Eletrobras’ Board of Directors at its 889th meeting, by means of Resolution no. 043/2021, and supersedes the Bylaws approved at the 809th meeting, held on June 29, 2018.

c)	to beforehand fully report to the Board any and all conflicts of interest, whether actual or potential, direct or indirect, that they may have as concerns the matter submitted to its appraisal, leaving the meeting venue, abstaining from the discussion and resolution on the relevant business, meanwhile recording such abstention in the minutes;
d)	to raise the potential for a conflict of interest of their peers in dealing with a particular business, given that, if they fail to timely do it, the Board of Directors will be in charge of resolving on the matter;
e)	to preserve independence in their judgments and decisions, always with a view to the Company’s interest, even if elected by a group or class of shareholders; and
f)	to ensure the adoption of good corporate governance practices by the Company.

Chapter VII

Positions and Board’s Advisory Bodies

7.1	Chairman of the Board

7.1.1	The Chairman of the Board will be responsible for:

a)	calling, convening, chairing, and adjourning the CA’s meetings, ensuring their regular progress, and being entitled to a casting vote in the event of a tie;
b)	proposing to the Board of Directors, until the last regular shareholders’ meeting of the accounting year, the Meeting Schedule and the Thematic/Strategic Agenda for the following accounting year, aided by the Governance Secretary;
c)	reporting to the Shareholders’ Meeting and DEE, accordingly, the decisions taken by the Board, given that such assignment may also be performed by the other Directors, upon the chairman’s failure to act;
d)	appointing the Governance Secretary, his provisional substitute, and the Board’s Advisors, with approval by the Board;
e)	ensuring, aided by the Governance Secretary, that Directors receive full and timely reporting on the meeting agenda businesses, as well as on requests for documents and/or information;
f)	convening the CA’s special meetings requested by any Director subject to the provisions hereunder;
g)	authorizing the discussion of business not included in the agenda, as well as any change in the sequence of discussions;
h)	proposing that the Board of Directors collectively set a new deadline for discussion and vote pursuant to these Bylaws, in addition to discontinuing a meeting already opened, to be resumed on a subsequent date, regardless of a new call, provided that, in the event of discontinuance, date, time, and venue of resumption are set;
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These Bylaws were approved on March 25, 2021 by Eletrobras’ Board of Directors at its 889th meeting, by means of Resolution no. 043/2021, and supersedes the Bylaws approved at the 809th meeting, held on June 29, 2018.

i)	coordinating the annual performance evaluation process of Eletrobras’ managers, members of Committees and respective collective bodies, with the methodological support of CPES – the People, Eligibility, Succession and Compensation Committee, given that this assignment may be delegated to independent external consulting firm hired for this purpose;
j)	periodically assessing the skills and results achieved by the Governance Secretary and Board’s Advisor, being allowed to delegate such assignment to one of the Committees;
k)	being in liaison with Committees’ Coordinators, and establishing how to submit the opinions and requests of the Committees to the Board.
l)	being in liaison with the supervisory ministry, as well as with other controlling shareholder representatives, in order to communicate the main business direction intended, as well as issues pertaining to the public interest to be pursued by the company, in keeping with the provisions of Article 89 of Law 13303/2016;
m)	establishing channels and processes for liaison between shareholders and the Board of Directors, especially with regard to issues of governance, compensation, succession, and formation of the Board of Directors, subject to the provisions of Article 89 of Law 13303/2016;
n)	coordinating the works pertaining to the non-binding succession plan of the Board of Directors’ and Executive Board’s members, with the aid of CPES – the People, Eligibility, Succession and Compensation Committee.
o)	proposing to the Board of Directors appointments for the advisory committees, including external members.

7.2	Directors

7.2.1	Every Director will be responsible for:

a)	following up, at all times, the management and results of the Company, and the adequacy of its system of internal controls and risk management;
b)	working with the officers and aided by the Governance Secretary to arrange documents and/or clarifications deemed necessary for the performance of his duties, and examine the Company’s documents at any time;
c)	requesting the Board’s Chairman or Governance Secretary all information and documents deemed necessary for a good understanding of the business, which will be provided on a personal basis;
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These Bylaws were approved on March 25, 2021 by Eletrobras’ Board of Directors at its 889th meeting, by means of Resolution no. 043/2021, and supersedes the Bylaws approved at the 809th meeting, held on June 29, 2018.

d)	proposing the inclusion of business in the agenda and the convening of a special meeting, pursuant to these Bylaws; and
e)	proposing to the Collective Board a solution for the omissions under these Bylaws.

7.3	Board’s Governance Secretary

7.3.1	Without prejudice to the other assignments conferred upon it by the Board, the Governance Secretary will:

a)	support CA and its Committees in the proper exercise of their assignments, aiming at improving its governance system and compliance of its documents with legal, regulatory, and conventional regulation frameworks;
b)	support and propose measures for improving and standardizing the routines and processes of the offices that serve the Boards of Directors of Eletrobras and its subsidiaries, in line with the best corporate governance practices;
c)	support in the organization of the onboarding processes for the new members of boards and committees, as well as new organization’s executives;
d)	contribute to the furtherance of continuing education activities for governance agents;
e)	support the Board’s Chairman in prioritizing relevant matters on the agendas of meetings, and optimizing human resources and infrastructure;
f)	assist in the prior identification of potential conflicts of interest between governance agent(s) and transactions with related parties, aiming to guide managers as concerns decision-making procedures;
g)	contribute to the effectiveness of the Board’s and Committees’ performance evaluation, under the leadership of the Chairman of the Board, especially as concerns optimizing the liaison between the external consulting (if any) and/or among the Directors, thus ensuring compliance with the various process stages, and following up the performance of the action plan resulting from such evaluations;
h)	cooperate to improve the communication flow, as concerns clarity and objectivity of information, to ensure timeliness and equity, in addition to facilitating a communication channel between the deliberative (CA) and executive (DEE) instances;
i)	carry out the timely, appropriate, and transparent collection, formatting, and distribution of information and documents pertaining to the Board’s and Committees’ duties and activities;
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These Bylaws were approved on March 25, 2021 by Eletrobras’ Board of Directors at its 889th meeting, by means of Resolution no. 043/2021, and supersedes the Bylaws approved at the 809th meeting, held on June 29, 2018.

j)	assist the Board’s Chairman and Committee coordinators in defining the agenda for meetings, preparing the Meeting Schedule and Thematic/Strategic Agenda, following up demands issued by the collective bodies, summons, as well as other procedures necessary to hold the meetings of the Board, connected Committees and, where applicable, the regular shareholders’ meetings of Eletrobras;
k)	act as secretary of the CA’s and Committees’ meetings, draw up the minutes and collect the signatures of all attending members, along with recording the attendance of any guests, in addition to disclosing a copy of the minutes via Governance Portal;
l)	certify the CA’s decisions before third party, managing the process of preparing and keeping certificates, extracts, and minutes;
m)	take care of the legal formalities connected to the resolutions intended to produce effects before third party; and
n)	internally disclose the decisions and requests of Board and Committees, and follow up pending issues and/or demands of these governance bodies, setting response deadlines, and reporting those in charge of solving pending issues and/or demands.

7.4	Board Advisor

7.4.1	The CA’s Advisor(s), appointed as provided in Bylaws, and supervised and coordinated by the Governance Secretary, will be responsible for:

a)	supporting the Governance Department in all its assignments;
b)	technically supporting the work of CA and Committees, preparing reports and spreadsheets, and conducting technical analyses and assessments on specific issues;
c)	providing advice on the content of CA’s and Committees’ meetings agenda, and on works pertaining to the matters analyzed by the said bodies;
d)	assisting, on demand, in the technical analysis of the contents of the business referred for appraisal of the Board and Committees; and
e)	supplying the Board and its advisory committees with the logistical means necessary for their proper operation.

7.5	Committees

7.5.1	To improve the performance of its assignments and deepen strategic assessments, the Board may create Committees with specific purposes, but without a decision-making role, in keeping with the applicable laws.

7.5.1.1.	The Board will be aided by the following committees under the Articles of Incorporation: CAE – Audit and Risk Committee; CPES – People, Eligibility, Succession and Compensation Committee; and CEGS – Strategy, Governance and Sustainability Committee.
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These Bylaws were approved on March 25, 2021 by Eletrobras’ Board of Directors at its 889th meeting, by means of Resolution no. 043/2021, and supersedes the Bylaws approved at the 809th meeting, held on June 29, 2018.

7.5.2	The Board of Directors will establish the operating rules of Committees by approving their relevant bylaws, in addition to following up their activities and effectiveness.

7.5.3	The opinions and other statements of the Committees are not a necessary condition for submitting business for consideration and resolution by the Board, except when expressly stated in a Board’s decision or in the relevant Committee’s bylaws.

7.5.4	At least one Director will be appointed for the composition of each Committee.

7.5.5	The Board will approve the appointment of Committees’ members based on their professional skills and background expected for each body.

7.5.6	Managers, employees, experts and others may attend the Committees’ meetings as guests if they are useful for the performance of works, but without voting rights.

7.5.7	The Committees will analyze business within their jurisdiction, and prepare statements to the Board, which will be reported by relevant Coordinators.

7.5.8	The members of Committees created by the Articles of Incorporation are subject to the same preclusions and duties as the Director, as defined under Items 6.1 and 6.2 of these Bylaws and in Article 160 of Law 6,404/76.

Chapter VIII

Board Meetings

8.1	Periodicity

8.1.1	CA shall regularly meet once a month, and extraordinarily whenever necessary, and its call will be made by the Board’s Chairman or the majority of the Directors.

8.1.2	The Board shall meet at least once a year without the presence of the Company’s Chief Executive Officer, and at least twice a year with the external auditors.

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These Bylaws were approved on March 25, 2021 by Eletrobras’ Board of Directors at its 889th meeting, by means of Resolution no. 043/2021, and supersedes the Bylaws approved at the 809th meeting, held on June 29, 2018.

8.2	Meeting Schedules and Thematic Agendas

8.2.1	CA will analyze and approve, until the last meeting in the accounting year, the meeting schedules and thematic agendas of the Board of Directors and Committees for the subsequent accounting year.

8.2.2	The thematic agendas will be managed by the Board’s Chairman and by the respective Coordinators and will have the purpose of ensuring the proper planning of the collective bodies’ works, including prior estimation of the amount and depth of meeting business, in addition to following up strategic themes agreed among directors/committee members/officers.

8.2.3	The subjects to be covered in the Thematic Agenda will be distributed over the months, depending on the time of the year and advance time needed or estimated, considering the frequency of meetings, the predictability of resolution, and the best use of the time of the directors.

8.3	Call

8.3.1	Board’s meetings will be convened in writing, by letter, telegram, fax, e-mail or in any other manner that allows the Board of Directors to receive the call at least seven (07) days prior to the meeting date, except in cases of obvious urgency, at the sole discretion of the Board’s Chairman.

8.3.2	The call will state the meeting venue, date and time and, in the case of exclusively digital meetings, the data for remote connection on the platform that will host the meeting room.

8.3.3	Directors may request the Board’s Chairman to convene a special meeting, stating the business they intend to discuss and submit for resolution, if, owing to relevance or urgency, the business cannot remain pending until the next shareholders’ meeting.

8.3.4	In the event that the Board’s Chairman does not respond within fifteen (15) days of the summoning request by any Director, remaining inactive, silent or otherwise impeded, the meeting may be called directly by the majority of the Directors.

8.4	Meeting Agenda

8.4.1	The Board’s Chairman, aided by the Governance Secretary, will define the agenda for each meeting of the Board, upon hearing the other Directors and the Chairman of DEE and, if applicable, the other members of DEE and Committee coordinators.

8.4.2	Directors may ask to include any business in the Board meeting agenda, provided that by written notice to the Board’s Chairman at least ten (10) days before the meeting date, pursuant to Item 8.5.3.
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These Bylaws were approved on March 25, 2021 by Eletrobras’ Board of Directors at its 889th meeting, by means of Resolution no. 043/2021, and supersedes the Bylaws approved at the 809th meeting, held on June 29, 2018.

8.4.3	Exceptionally, owing to duly proven urgency, the Board’s Chairman, on his own initiative or at the request of any attending Board Member, may propose to the collective body at meetings to vote on business not included in the meeting’s agenda, so as to prevent irreparable harm to the Company or its subsidiaries.

8.4.4	In the case of a business included by request of a Director, the latter shall be in charge of relating the matter, unless otherwise decided by the Board’s Chairman.

8.5	Production of Evidence

8.5.1	The proposals for resolution submitted to the Board of Directors should be supported by evidence pursuant to the rules under the Manual for Production of Evidence on Meeting Business approved by the Board of Directors, in order to safeguard the timely, transparent, and equitable access by Directors to sufficient and quality information, which stands as an unavoidable condition to enable an informed, thoughtful, and unbiased decision-making process, thus occurring in the best interests of the Company.

8.5.2	The request to include business in the board’s meeting agenda will be timely made to the Governance Secretary, as well as be properly supported with evidence, under the terms of these Bylaws and the Manual for Production of Evidence.

8.5.3	The meeting agenda and the supporting material of deliberative issues should be reported to all Directors via the Governance Portal at least seven (07) days before the scheduled meeting date, unless otherwise authorized by the Board’s Chairman, who may waive the term above to meet urgent situations, and to prevent loss to the company.

8.5.4	The material for information purposes should be reported to Directors at least three (03) days before the scheduled meeting date, unless otherwise authorized by the Board’s Chairman, who may waive the said term.

8.6	Opening and Resolution

8.6.1	CA will transact business upon the attendance by a majority of its members and its resolutions will be passed, respectively, by a majority of the attending Directors, given that Board’s Chairman with be entitled to a casting vote.

8.6.1.1.	On an exceptional and duly justified basis, an absent Director’s written vote will be considered valid if submitted by the meeting’s date and time to the Board’s Chairman, and attached to the relevant meeting minutes.
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These Bylaws were approved on March 25, 2021 by Eletrobras’ Board of Directors at its 889th meeting, by means of Resolution no. 043/2021, and supersedes the Bylaws approved at the 809th meeting, held on June 29, 2018.

8.6.2	A Director’s participation may occur remotely, by means of teleconference or videoconference or other means of communication, and a Director who resorts to the chosen means of communication will be deemed attending the meeting, and thus having a valid vote, provided that the actual attendance and the authenticity of his vote are ensured.

8.6.3	The meetings may also be held in an entirely digital environment, with remote access by way of a platform that provides access to audio and video to its participants.

8.6.4	The Board may, by decision of its Chairman, transact business with absentees in a virtual meeting duly convened, within the deadline set for each Director’s statement, which should be made by electronic mail and/or by way of the Governance Portal’s virtual voting feature, and ultimately reproduced in the virtual meeting minutes, which will bear the voting members’ signature, and state the voting period, and the final date for taking votes, which, for due legal purposes, will also be deemed as the virtual meeting date.

8.6.5	Over the discussion of agenda business, Directors may request the Board’s Chairman:

a)	measures for proper production of evidence;
b)	urgency or preference for discussion and voting; and
c)	reasonable postponement of business transaction, or removal from agenda.

8.6.6	Directors may appeal to the collective body as concerns the decisions made by the Chairman over the Board’s meetings, at which time the challenged decision will be placed on the agenda for immediate resolution.

8.6.7	By the end of the discussions, the Board’s Chairman will take the vote of each Director.

8.6.8	The resolutions made at the Board’s meetings will be valid if they have a favorable vote of the majority of the attending members, drawn up in minutes, recorded in the Book of Minutes of Board’s meetings and, whenever there are resolutions that should produce effects in third party, their extracts will be filed, and published by the relevant Commercial Board.

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These Bylaws were approved on March 25, 2021 by Eletrobras’ Board of Directors at its 889th meeting, by means of Resolution no. 043/2021, and supersedes the Bylaws approved at the 809th meeting, held on June 29, 2018.

8.7	Business Transaction Order

8.7.1	The meeting will cover the following business, in an order to be defined by CA’s Chairman:

a)	Start of the opening quorum session and conference;
b)	Coordinators’ report on the Committees’ discussions;
c)	Providing of brief explanations and/or relevant communications by the Board’s Chairman;
d)	Monthly report by the Chief Executive Officer of the Company and the Chief Financial and Investor Relations Officer, covering:
(i)	Monthly breakdown of the Company’s DRE – Statement of Income and cash flow, including budgeted, realized, and projected one;
(ii)	Disclosure of news about the Company’s accomplishments, main projects, and their major related problems, non-recurring event threats, and other information relevant to the Company’s strategic positioning, in order to allow proper follow-up and monitoring by Directors;
e)	Brief reading without deviations from the agenda to be referred for Collective Board’s resolution;
f)	Placement of the agenda business in discussion and vote, in the order of priority set by the Board’s Chairman;
g)	Performance of scheduled presentation of evidence;
h)	Requests for measures, recommendations, and final comments; and
i)	Meeting adjournment.

8.7.2	Sessions will be suspended or adjourned, as circumstances require, at the request of any Director, and upon the Board’s approval.

8.7.3	In the event of session adjournment, the Board’s Chairman will set a date, time, and venue for its continuation, waiving the need for a new call of Directors.

8.8	Attendance by Third Party

8.8.1	The CA’s meetings will be only for its Directors, Governance Secretary and, by invitation of the Board’s Chairman, upon his own initiative or at the request of any other Deliberation, third party with the purpose of providing explanations on the business under resolution and/or activities of interest to the Board.

8.8.2	The attendance of guests at the Board’s meeting is still conditional on the non-objection by the majority of the attending members, in abidance by its opening quorum, given that statements by such guests will be included in the meeting’s minutes when the Directors deem it necessary.
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These Bylaws were approved on March 25, 2021 by Eletrobras’ Board of Directors at its 889th meeting, by means of Resolution no. 043/2021, and supersedes the Bylaws approved at the 809th meeting, held on June 29, 2018.

8.8.3	Guests will abide by a non-disclosure rule with respect to documents and information not yet disclosed to the market and revealed to them over the meetings. They will remain in the meeting room only when actually participating, or else for the time as the Board deems appropriate.

8.9	Minutes

8.9.1	CA’s meeting will be recorded in the minutes in a summary form and with simple and objective language and layout, with recording: (i) of the main topics and discussions made; (ii) the resolutions passed; (iii) the dissents, protests, abstentions, and conflicts of interest; (iv) the responsibilities assigned and deadlines set; and (v) the progress of any existing pending issues and new requests made at or between meetings.

8.9.2	At the discretion of the Board of Directors, the meeting minutes may be disclosed upon request of any of its members, except when CA understands that such disclosure could jeopardize the Company’s legitimate interests.

8.10	Expenses

8.10.1	The members of the Board of Directors will be reimbursed for their expenses with food, transportation, and accommodation, whenever they live outside the city where the meeting is held and, only for transportation and food, when residing in the city.

8.11	Assessment

8.11.1	The Board will conduct a formal performance assessment of the collective bodies of DEE, the Board and related Committees created under the Articles of Incorporation, as well as their members pursuant to such Articles, in order to: (i) spot opportunities for improvement in the activities of collective bodies and their members; (ii) assist the shareholders as concerns the election process of Directors and Fiscal Board’s members.

8.11.2	CA will approve the assessment methodology, including deadlines, responsibilities, assessment methods and tools, and their updates, as necessary.

8.11.3	The results of the assessment of the Board, DEE and Committees will be presented to all Directors in a Board of Directors’ meeting, and recorded in the minutes. In turn, the collective body will be in charge of discussing the result of assessments, evaluating the form and extent of its disclosure to the public, measuring the annual evolution of the collective bodies, and evaluating the pertinence of developing an action plan to implement the opportunities for improvement spotted.
15

These Bylaws were approved on March 25, 2021 by Eletrobras’ Board of Directors at its 889th meeting, by means of Resolution no. 043/2021, and supersedes the Bylaws approved at the 809th meeting, held on June 29, 2018.

8.11.4    The performance assessment process may be coordinated by an independent external consulting firm, which will adopt the assumptions and methodologies that are set by the Board of Directors.

8.12	Request for Information

8.12.1	So as to order and facilitate the fulfillment of requests for documents and/or clarifications made by Directors, activities will be coordinated by the Governance Secretary, who, after informing the CA’s Chairman on the content of the demand, will make arrangements with the other Company bodies to timely respond.

8.12.2	Requests may also be fulfilled by a technical presentation at a CA’s meeting by a DEE member, Company employee, or contracted third party, and/or by way of a technical note or equivalent document issued by the relevant department.

8.12.3	Upon receiving the requested information/clarification, the Governance Secretary will inform the requesting Director, with a copy to the Board’s Chairman, and its other members.

8.13	Supplemental Procedures

8.13.1	Each meeting will be referred to as a “Board of Directors’ Meeting,” and the decisions will be embodied by a document referred to as “Resolution.”

8.13.2	Resolutions will be drafted objectively, so as to facilitate their full understanding.

8.13.3	Resolutions will be numbered with their year followed by relevant meeting, stating the number and date of the said meeting, and the process number of the business addressed.

8.13.4	Resolutions will start as follows: “The Board of Directors of Centrais Elétricas Brasileiras S.A. - Eletrobras, exercising the powers conferred upon it, and substantiated in)................................, RESOLVED: .................................,” stating the business rapporteur, and signed by the Governance Secretary.

8.13.5	The Governance Office, aided by the General Office, will provide within ten (10) days a copy of the CA’s minutes to the Internal Audit, and acting members of the Fiscal Board.
16

These Bylaws were approved on March 25, 2021 by Eletrobras’ Board of Directors at its 889th meeting, by means of Resolution no. 043/2021, and supersedes the Bylaws approved at the 809th meeting, held on June 29, 2018.

Chapter IX

Communication between the Board and DEE

9.1	In order to facilitate and order communication between Board members and DEE members, questions and requests for information from Board members will be submitted to the Company’s Chief Executive Officer by means of the Board’s Chairman.

Chapter X

Liaison with the Fiscal Board

10.1	From time to time, the Board will meet with the Fiscal Board to address matters of common interest.

10.2	Board’s Chairman will provide the clarifications and information requested by the Fiscal Board as concerns its supervisory function.

Chapter XI

General

11.1	The omissions in these Bylaws, questions about interpretation, and any changes to its provisions will be decided at a meeting of the Board, as provided in the Articles of Incorporation and in these Bylaws.

11.2	These Bylaws will take effect as of April 1, 2021, and will be filed at the Company’s headquarters, and made available on its website.

17

These Bylaws were approved on March 25, 2021 by Eletrobras’ Board of Directors at its 889th meeting, by means of Resolution no. 043/2021, and supersedes the Bylaws approved at the 809th meeting, held on June 29, 2018.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 13, 2021

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Elvira Baracuhy Cavalcanti Presta
Elvira Baracuhy Cavalcanti Presta CFO and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.